November 18, 2015


Mail Stop 4720

Via Email
Mr. Jason A. Kulas
Chief Executive Officer
Santander Consumer USA Holdings Inc.
1601 Elm Street, Suite 800
Dallas, TX 75201

       Re:    Santander Consumer USA Holdings Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 2, 2015
              Form 10-Q for the Quarter Ended September 30, 2015
              Filed October 29, 2015
              File No. 001-36270

Dear Mr. Kulas:

        We have reviewed your response letter dated August 21, 2015 and the filings noted above and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

Deferrals and Troubled Debt Restructurings, page 52

1. We note your response to prior comment 2 regarding the presentation of deferrals and modifications in certain of your tables. Please respond to the following:
 Mr. Jason A. Kulas
Santander Consumer USA Holdings Inc.
November 18, 2015
Page 2

          Clarify whether the balances shown in the table showing the principal balance of your loans that have received modifications and concessions represent the new modifications/concessions granted during the period, or the cumulative amount of loans that have received modifications and concessions existing in your loan portfolio at the balance sheet date.

          Clarify when you would remove loans that have been modified from the disclosure in this table. For example, are the loans only removed from this disclosure once they have been written-off, paid-off or sold, or could they be removed once the temporary modification was no longer in place?

          To the extent that loans that have been modified are removed from this disclosure once the term of the modification has expired, please consider providing a rollforward showing the movement in the modified loans during the period. For example, the rollforward could show the beginning balance, new modifications, transfers out due to expiration of modification period, write-offs, sales, and pay-downs.

Form 10-Q for the Quarter Ended September 30, 2015

Note 4   Credit Loss Allowance and Credit Quality, page 15

2. We note your disclosure that during the third quarter of 2015 you removed the volatility associated with seasonality assumption for the loss provisioning model for the individually acquired retail installment contracts, resulting in a $134.0 million decrease in the provision for credit losses and credit loss allowance. On page 46 of your 10-Q, you state that you believe removing the seasonality assumptions from your forecast will provide more meaningful information in evaluating the impact that estimated future credit losses have on your business on a periodic basis. Please respond to the following:

          Clarify your accounting basis for this change. For example, clarify how you determined that you either no longer experienced this seasonality, or were somehow timely capturing this effect in another manner to ensure that at the balance sheet date your allowance for loan losses captured all incurred losses as of that date. In this regard, we note statements from your Interim CFO on the Q3 earnings call that you are pleased with your year-to-date performance as it positions you well for the remainder of the year when you have "historically experienced seasonally worse credit performance" and statements from your CEO that "losses and operating expenses are expected to continue to increase through the end of the year in line with typical seasonal patterns."

          Tell us all of the factors and data you considered in concluding that the seasonality assumption was no longer necessary.
 Mr. Jason A. Kulas
Santander Consumer USA Holdings Inc.
November 18, 2015
Page 3

          Clarify whether any other model changes were made during the period, or whether any underlying data sources were changed in connection with this change.

          We note that your Interim CFO noted on the Q3 earnings call that total provisions for loan losses for the year would not change due to removal of the seasonality assumption, but provision expense would shift from quarter-to-quarter. Please explain in detail how you determined this shift was appropriate, and resulted in a methodology that timely captures all incurred losses in the portfolio at the appropriate time.

3. We note per your disclosure on page 19 that the allowance for loan losses on your retail installment contract TDR portfolio has increased by 76% or $605.0 million during the nine months ended September 30, 2015, while your outstanding recorded investment in retail installment contract TDRs has only increased $178.4 million during the same period. We also note that the total delinquent TDR principal for your retail installment contracts has decreased by 10% during the same period. Given your policy disclosure on page 19 that states that once a loan is classified as a TDR, it is assessed for impairment based on the present value of expected future cash flows discounted at the loan's original effective interest rate considering all available evidence, please tell us in detail the specific factors and drivers of the increase in the allowance for your TDRs. As part of your response, please also tell us how you concluded that the factors driving the larger allowance for your TDRs did not also result in the need for higher allowances in your non-TDR portfolio, which decreased by 9% during the same period, despite the substantial growth in the portfolio.

       You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3512 with any questions.

                                                           Sincerely,

                                                           /s/ Stephanie L.
Sullivan

                                                           Stephanie L.
Sullivan
                                                           Senior Assistant
Chief Accountant
                                                           Office of Financial
Services